United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

April 2013

Vale S.A.

Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒  Form 40-F ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))

(Check One) Yes ☐  No ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))

(Check One) Yes ☐  No ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐  No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-    .)

Table of Contents:

Press Release
Signature Page

FREE TRANSLATION FROM PORTUGUESE VERSION

MINUTES OF THE ANNUAL GENERAL SHAREHOLDERS’ MEETING

OF VALE S.A., HELD ON APRIL 17TH, 2013.

Publicly-Held Company

Corporate Taxpayer’s ID (CNPJ/MF) No. 33,592,510/0001-54

Board of Trade Registration (NIRE) # 33,300,019,766

01 – PLACE, DATE AND TIME:

At Avenida das Américas, No. 700, 2nd floor, room 218 (auditorium), Città America, Barra da Tijuca, in this city, on April 17th, 2013, at 11 a.m.

02 - PANEL:

Chairman: Mr. Dan Conrado

Secretary: Mr. Clovis Torres

03 - ATTENDANCE AND QUORUM:

Attended by shareholders representing 61,24% of the voting capital, as recorded in the Shareholders’ Attendance Book, thereby confirming the required quorum for the Annual General Shareholders’ Meeting to be properly instated. Therefore, the Extraordinary General Shareholders’ Meeting shall not be instated at this moment, since the required minimum quorum under Article 135 of Law No. 6,404/76 was not reached in order to resolve upon items 2.1 and 2.2 of the Agenda. The Extraordinary General Shareholders’ Meeting shall take place at second call on May 7th, 2013.

Also present Ms Vania Somavilla, Vale’s Chief HR Officer, Mr Marcelo Botelho, Global Controller Director of Vale, the representatives of the External Auditors PricewaterhouseCoopers Auditores Independentes, Messrs João Cesar Lima e Ivan M. Clark, pursuant to Paragraph First of Article 134, of Law No. 6,404/76; and Messrs Aníbal Moreira dos Santos, Arnaldo José Vollet, Marcelo Amaral Moraes and Antonio Henrique

Pinheiro Silveira, effective members of the Fiscal Council, in accordance with Article 164 of Law No. 6,404/76.

04 - SUMMONS:

Call Notice of the Annual and Extraordinary General Shareholders’ Meetings was duly published in the Jornal do Commercio on March 15, 16 and 17 (sole edition), 18 and 19, 2013; in the Rio de Janeiro Official State Gazette on March 15, 18 and 19, 2013; and in the Diário Comércio Indústria e Serviços (“DCI”) on March 15, 16, 17 and 18 (sole edition), and 19, 2013, with the following Agenda:

4.1 Ordinary General Shareholders’ Meeting:

4.1.1                     Appreciation of the Managements’ Report and analysis, discussion and voting on the Financial Statements for the fiscal year ending on December 31, 2012;

4.1.2                     Proposal for the destination of the result of the fiscal year of 2012;

4.1.3                     Appointment of members to the Board of Directors;

4.1.4                     Appointment of members to the Fiscal Council; and

4.1.5                     Establishment of the compensation of Vale’s Managers and Fiscal Council members for the 2013, as well as complementation of the global annual compensation established for the fiscal year of 2012.

4.2. Extraordinary General Shareholders’ Meeting

4.2.1                     Proposal to amend the Company’s By-laws, as follows:

(i)                                    to include a Sole Paragraph to Article 1st, to modify Paragraph First of Article 10, to amend Paragraph First of Article 11, to add a new Paragraph Third to Article 10, and to modify Paragraph Sixth of Article 11, in order to adapt Vale’s By-laws to the mandatory minimum clauses required, respectively, on items 1.1, 4.6, 4.3 and 4.5 of the Corporate Governance Level 1 Listing Rules of BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros;

(ii)                                to renumber Paragraphs Third and Fourth of Article 10, due to item (i) above;

(iii)                            to remove from the caput of Article 11 the obligation of the members of the Board of Directors to be shareholders of Vale, in accordance with Law No. 12,431/12;

(iv)                             to include in the Sole Paragraph of Article 12 the possibility of holding meetings of the Board of Directors by  teleconference, videoconference or other means of communication;

(v)                                 to amend item XXV of Article 14 to replace the term “fixed assets” by “non-current assets” in order to reflect the new wording given by Law No. 11,941/09;

(vi)                             to exclude item IV of Article 24 since the Fiscal Council, as the Audit Committee for the purposes of Sarbanes-Oxley Act, already analyzes the annual management report and the financial statements of the Company;

(vii)                         to include in the caput of Article 29 the possibility of having the Executive Officers participating in the Executive Board Meetings by any means of communication that could ensure the effective participation and the authenticity of the vote;

(viii)  to delete from Paragraph First of Article 35 the restriction of December 31 of each year for the validity term of the “ad negotia” powers of attorneys; and

(ix)                             to replace on item I of Article 43 the Depletion Reserve (Reserva de Exaustão), which tax incentives expired in 1996, by the Tax Incentive Reserve (Reserva de Incentivos Fiscais).

4.2.2                    The consolidation of the By-laws to reflect the amendments approved.

05 - READING OF DOCUMENTS:

The reading of the following documents made available at the General Meetings was unanimously waived by the shareholders as the content of the same was already known: (i) publications of the Call Notice; (ii) Management Report, Financial Statements for the fiscal year ended December 31, 2012, including the Consolidated Statements, External Auditors Report of PricewaterhouseCoopers Auditores Independentes, published in the Jornal do Commercio on March 15, 16 and 17 (sole edition), and in the Official Gazette of the State of Rio de Janeiro and DCI on March 15, 2011; (iii) Executive Officers Comments under item 10 of CVM Rule No. 480/09; (iv) Reports of the Fiscal Council, Accounting Committee and Board of Directors on the Management Report and the Financial Statements for the fiscal year ended December 31, 2012; (v) Proposal of the Executive Board for the destination of the result of the fiscal year ended December 31, 2012, as well as the related Annex 9-1-II prepared pursuant to CVM Rule No. 481/09; (vi) Reports of the Board of Directors and of the Fiscal Council on the result destination proposed; (vii) Management Compensation, pursuant to Item 13 of CVM Rule No. 480/09; (viii) Guide containing, among others, information on the items of the General Meetings, specially with respect to the members of the Board of Directors appointed by the employees on a separate vote and to the candidates nominated by the shareholder Valepar S.A. to the Board of Directors and to the Fiscal Council, pursuant to items 12.6 up to 12.10 of CVM Rule No. 480/09; (ix) Vale’s By-laws with the amendments proposed; and (x) Report on the source and justification of the amendments proposed to the By-laws and their legal and economic effects. Therefore, after discussion and comments by the shareholders on the above-mentioned documents, the following resolutions were taken:

Mr Marcelo Botelho, Global Controller Director of Vale, has presented the financial results related to the fiscal year ending on December 31, 2012.

06 - RESOLUTIONS:

The following resolutions were approved by all voting shareholders, not counting, however, the voting abstention.

6.1.                            by the majority of the voting shareholders present at the meeting, being registered the dissension votes of the shareholders Karina Yoshie Martins Kato, who presented a written vote received by the Panel, and Danilo D’Addio Chammas, it was approved to drawn-up the present minutes in summary form and to publish it omitting the signatures of the shareholders present to the meeting, as permitted by Paragraphs First and Second of Article 130 of Law No. 6,404/76;

6.2.                           by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and the dissension votes of the shareholders Danilo D’Addio Chammas, Karina Yoshie Martins Kato, Alexandra Montegomery and Brent Hayes Millikan, who all presented written votes received by the Panel, and also being registered the dissension vote of the shareholder Carolyn Esta Kazdin, as well as all further dissensions and voting abstentions registered by the Panel, with favorable opinions issued by the Fiscal Council and the Board of Directors on February 27, 2013 and by the Accounting Committee on February 26, 2013, the Management Report and the Financial Statements, as well as the External Auditors Report of PricewaterhouseCoopers Auditores Independentes, all related to the fiscal year ending on December 31, 2012, were approved;

6.3.                           by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and the dissension votes of the shareholders Danilo D’Addio Chammas and Brent Hayes Millikan, who presented a written vote received by the Panel, and also being registered all further dissensions and voting abstentions registered by the Panel, the proposal of the Executive Board of the Company, with favorable opinion of the Board of Directors and the Fiscal Council, both issued on February 27, 2013, to the destination of the result of the year ending on December 31, 2012 was approved as follows:

“PROPOSAL FOR THE DESTINATION OF NET INCOME FOR THE YEAR ENDED DECEMBER 31, 2012. Dear Members of the Board of Directors, the Executive Officers’

Board of Vale S.A. (Vale), in lieu with Article 192 of Law #6,404 (as amended by Laws #10,303 and #11,638) and Articles 41 to 44 of Vale’s Bylaws, hereby presents to the Board of Directors the proposal for the destination of net income incurred in the fiscal year ended December 31, 2012. The net income for the year, according to the income Statement, amounted to R$9,733,695,883.37 (nine billion, seven hundred thirty-three million, six hundred ninety-five thousand, eight hundred and eighty-three billion reais and thirty-seven cents), accounted as per the norms and pronouncements issued by the Brazilian Securities and Exchange Commission rules (CVM) / Accounting Standards Committee (CPC). The net profits added to the unrealized income reserve, in the amount of R$740,519,589.90 (seven hundred and forty million, five hundred nineteen thousand five hundred and eighty-nine reais and ninety cents) totalizes R$10,474,215,473.27 (ten billion, four hundred seventy-four million, two hundred and fifteen thousand, four hundred and seventy-three reais and twenty-seven cents) for which the following destination is hereby proposed: I - LEGAL RESERVE: To this reserve must be allocated 5% of net income of the year up to the limit of 20% (twenty percent) of Social Capital by force of Article 193 of Law #6,404 and in the Article 42 of Vale’s Bylaws, that is, R$486,684,794.17 (four hundred eighty-six million, six hundred eighty-four thousand, seven hundred ninety-four reais and seventeen cents). The allocation to this reserve shall not be recorded in the year in which the balance of the legal reserve, plus the amount of capital reserves (Article 182 of Law #6,404/76) exceeds 30% of the social capital. II - TAX INCENTIVE RESERVES: Vale is entitled to an income tax reduction on regulated exploitation profits, as defined: (a) Establishment Report #023/2007 issued by the Agência de Desenvolvimento da Amazônia — ADA, currently known as Superintendência de Desenvolvimento da Amazônia - SUDAM (Amazonian Development Institution) related to tax incentives granted to copper extraction in the State of Pará; (b) Report Establishing #105/2009 and Declaration # 10/2009 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted for the extraction of iron ore in the State of Pará; and (c) Establishmnet Report t #40/2011 issued by the Superintendência de Desenvolvimento da Amazônia - SUDAM related to tax incentives granted to pelletizing plant of São Luiz in the State of  Maranhão. Vale is also user of the Reinvestment Benefit issued by SUDAM and SUDENE (Northeaster Superintendence) which allows the entity to spend part of the income tax due, reinvesting the money with the aquisition of equipments for the operational plants on de SUDAM and SUDENE areas. According to tax law (article 545 of Income Tax Regulation) the amount benefited and not payed to ITR is not available to shareholders and must be accounted in a specific reserve in the shareholders’ equity exclusive to increase capital or to absorb losses. As mentioned above and exposed on article 195-A, Federal Law#6,404, included by Federal Law #11,638, we propose the amount of R$599,031,296.74 (five hundred ninety-nine million, thirty-one thousand two hundred and ninety-six reais and seventy-four cents) to that Reserve, equal to total tax not withdrawn by Vale due to fiscal benefits mentioned above. III - DIVIDENDS/INTEREST ON SHAREHOLDERS’ EQUITY: Pursuant to Article 42 of  Vale’s Bylaws, after establishing the legal reserve, the proposed allocation of the remaining amount of the net income at the end of each fiscal year shall be submitted to the Annual Shareholders’ Meeting by  the Board of Directors, considering that the amount of interest paid or accrued as interest on shareholders’ equity, according to Article 9, Paragraph 7 of

Law #9,249/95, and the applicable laws and regulations, may be attributed to the mandatory dividend and the minimum annual dividend for preferred shares, which shall integrate the amount of dividends distributed by the company for all legal effects. Pursuant to Article 44 the Bylaw, at least 25% of annual net income, adjusted under the legislation shall be allocated to dividend payments. The adjusted net income, which for 2012 amounted to R$8,647,979,792.46 (eight billion, six hundred forty-seven million, nine hundred and seventy-nine thousand, seven hundred and ninety-two reais and forty-six cents), equals to net income of the year of R$9,733,695,883.37 (nine billion, seven hundred thirty-three million, six hundred and ninety-five thousand, eight hundred and eighty-three reais and thirty-seven cents), reduced of the amount of the constituted legal reserve of R$486,684,794.17 (four hundred eighty-six million, six hundred eighty-four thousand, seven hundred ninety-four reais and seventeen cents), and the destination to tax incentives reserve of R$599,031,296.74  (five hundred ninety-nine million, thirty-one thousand two hundred and ninety-six reais and seventy-four cents). Thus, the minimum mandatory dividend of 25% of adjusted net income as dividends amounts to R$2,161,994,948.12 (two billion, one hundred and sixty-one thousand million, nine hundred ninety-four thousand, nine hundred forty-eight reais and twelve cents), which corresponds to R$0.419529916  per outstanding common and preferred share. Pursuant to Article 5, Paragraph 5 of Vale’s Bylaws, the holders of preferred classes A and golden shares are  entitled to participate in the dividend to be distributed, calculated in accordance with Chapter VII of Vale’s Bylaws as per the following criteria: (a) priority to receive dividends corresponding to (i) at least 3% (three percent) of the shareholders’ equity share value, calculated based on the financial statements used as reference for the payment of dividends or (ii) 6% (six percent) calculated over the part of capital represented by this class of shares, whichever is the higher among them; (b) right to participate in the profits distributed, on equal terms with common shares after assured to them a dividend equal to the minimum annual dividend established in accordance with the paragraph “a” above. On December 31, 2012, the reference value for the minimum annual dividend of preferred shares, based on (a) 6% on preferred capital per outstanding preferred share is R$1,768,512,670.33 (one billion, seven hundred sixty-eight million, five hundred and twelve thousand, six hundred and seventy reais and thirty three cents), corresponding to R$0.898761480 per outstanding share or (b) 3% of the shareholders’ equity per outstanding preferred share, is R$1,907,360,838.32 (one billion, nine hundred and seven million, three hundred sixty thousand, eight hundred and thirty-eight reais and thirty-two cents), corresponding to R$0.969324381, per outstanding preferred share, whichever is higher. Thus, the net income for the fiscal year is sufficient for the full payment of fixed or minimum dividends. There is no cumulative unpaid portion. Considering the total balance of mandatory dividend relative to fiscal year 2012, as noted, the prerogative to pay interest on shareholders’ equity, based on Articles 42, sole paragraph and 45 of Vale’s Bylaws, Vale´s actual financial situation, according to balance sheet related to 2012 and the option by equal shareholders treatment, the Executive Officers Board propose to ratify shareholders’ distribution during 2012, as dividends and interest on stockholders’ equity, in the total gross amount of R$9,388,499,388.36(nine billion, three hundred eighty-eight million, four hundred and ninety-nine thousand, three hundred and eighty-two reais and thirty-six cents) , under the terms stated in sequence, considered as advances of profit distribution for the year 2012: (a) the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal and approved by the Board of Directors, at the meeting held on April 13, 2012, in the total gross amount of R$3,273,899,382.36 (three billion, two hundred and seventy-three million, eight hundred and ninety-nine thousand, three hundred and eighty-two reais and thirty-six cents), equivalent to R$0.642281922 per outstanding common or preferred share, based on March 2012 balance, paid from April 30, 2012; (b) the distribution of interest on shareholders’ equity based on the Executive Officers Board proposal approved by the Board of Directors, at the meeting held on October 16, 2012 in the total gross amount of R$6,114,600,000.00 (six billion, one hundred and fourteen million six hundred thousand reais), equivalent to total gross value of R$1.186523412 per outstanding common or preferred share, R$3,404,600,000.00 (three billion, four hundred and four million six hundred thousand reais) as dividends and R$2,710,000,000.00 (two billion and seven hundred and ten million reais) based on June 2012 balance, paid from October 31, 2012. This way, obligatory dividend was fully paid, with no retained-amount. Attached below is a comparison chart of the net income per share and of the payment to shareholders in the last three years:

	2012		2011		2010

Net income per share	R$	2.03	R$	7.42	R$	6.91
Interest on shareholders’ equity and dividends per share	R$	1.828805334	R$	1.755732583	R$	1.873923027

Note: Same amounts for all species and classes of shares issued by Vale.

IV – SUMMARY: This proposal covers the following allocation of net income for the year 2012:

R$
IN FLOWS

- Net income of the year	9,733,695,883.37
- Realization of investment/expansion reserve	740,519,589.90
10.474.215.473,27

ALLOCATION

- Legal reserve	486,684,794.17
- Tax incentives reserves	599,031,296.74
- Remuneration of shareholders:
- Advanced Interest on shareholder’s equity April 2012	3,273,899,382.36
- Advanced Dividends October 2012	3,404,600,000.00
- Advanced Interest on shareholder’s equity October 2012	2,710,000,000.00
9,388,499,382,36
10.474.215.473,27

Based on the foregoing, we hereby submit to the Board of Directors the present proposal, as resolved by the Executive Officers Board. Rio de Janeiro, February 26, 2013. Murilo Pinto de Oliveira Ferreira, President and Chief Executive Officer (CEO); Vânia Lucia Chaves Somavilla, Executive Officer of HR, Health & Safety, Sustainability and Energy; Luciano Siani Pires, Chief Financial Officer; Roger Allan Downey, Executive Officer of Operations, Fertilizers and Coal Marketing; José Carlos Martins, Executive Officer of Ferrous & Strategy; Galib Abrahão Chaim, Executive Officer of Capital Projects Execution; Humberto Ramos de Freitas, Executive Officer of Logistics and Mineral Exploration; and Gerd Peter Poppinga, Executive Officer of Base Metals.”.

6.4.                           In accordance with the proceedings below, the appointment of the following shareholders as members of the Board of Directors was approved, for a term of office until the Annul General Shareholders’ Meeting to be held in 2015:

6.4.1.                 the election of Messrs. JOÃO BATISTA CAVAGLIERI, Brazilian citizen, single, operational support technician, bearer of identity card #427.634 issued by SSP/ES, enrolled with General Taxpayers’ Registry under #394.850.647-72, resident and domiciled at Rua Amélia Tartuce Nasser, 1.005/401, Ed. Filinto Neto, Jardim da Penha, in the City of Vitoria, ES; and EDUARDO FERNANDO JARDIM PINTO, Brazilian citizen, married, railroader, bearer of identity card #029478192005-1 issued by SSP/MA, enrolled with General Taxpayers’ Registry under #226.158.813-53, resident and domiciled at Av. Jorn Miecio Jorge, Lt. 06, Qd. 28, apt. 702-S, Cond. Monteparnasse, Renascença II, in the City of São Luís, MA, as Director and Alternate, respectively, made under the process of direct election by the employees of Vale, in accordance with Paragraph Fifth of Article 11 of Vale´s By-Laws, be and was hereby ratified;

6.4.2.                  by the majority of the voting shareholders present at the meeting, being registered the voting abstention of the Funds managed by Caixa Econômica Federal and of União Federal, as well as all further dissensions and voting abstentions registered by the Panel, and the favorable vote of the Funds managed by BB Gestão de Recursos DTVM S.A., the appointment of the following candidates nominated by Valepar S.A. was approved:

(i) Mr. DAN ANTONIO MARINHO CONRADO, Brazilian citizen, divorced, bank clerk, bearer of identity card #05476760-3 issued by DETRAN/DF, enrolled with General Taxpayers’ Registry under #754.649.427-34, with commercial address at Praia de Botafogo, #501, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ, as Director, and, as his respective Alternate, Mr. MARCO GEOVANNE TOBIAS DA SILVA, Brazilian citizen, single, bank clerk, bearer of identity card #718.147 issued by

SSP/DF, enrolled with General Taxpayers’ Registry under #263.225.791-34, with commercial address at Praia de Botafogo, # 501, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ;

(ii) Mr. MÁRIO DA SILVEIRA TEIXEIRA JÚNIOR, Brazilian citizen, married, engineer and administrator, bearer of identity card #3.076.007-0 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #113.119.598-15, with commercial address at Cidade de Deus, Prédio Vermelho, 4th floor, Vila Yara, in the City of Osasco, SP, as Director and, as his respective Alternate, Mr. LUIZ MAURÍCIO LEUZINGER, Brazilian citizen, married, engineer, bearer of identity card #1.606.512 issued by IFP/RJ, enrolled with the General Taxpayers’ Registry under #009.623.687-68, with commercial address at Avenida Paulista, #1,450, 9th floor, in the City of São Paulo, SP;

(iii) Mr. MARCEL JUVINIANO BARROS, Brazilian citizen, divorced, bank clerk, bearer of identity card #11.128.405-3 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #029.310.198-10, with commercial address at Praia de Botafogo, #501, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ, as Director and, as his respective Alternate, Mr. FRANCISCO FERREIRA ALEXANDRE, Brazilian citizen, single, civil engineer, bearer of identity card #359.025, issued by SSP/AL, enrolled with the General Taxpayers’ Registry under #301.479.484-87, with commercial address at Av. Escola Politécnica, #760, Jaguaré, in the City of São Paulo, SP;

(iv) Mr. ROBSON ROCHA, Brazilian citizen, divorced, administrator, bearer of identity card #M1.074.263 issued by SSP/MG, enrolled with General Taxpayers’ Registry under #298.270.436-68, with commercial address at SBS, Quadra 01, Block G, Edifício Sede III, 24th floor, in the City of Brasília, DF, as Director and, as his respective alternate, Mr. SANDRO KOHLER MARCONDES, Brazilian citizen, married, administrator, bearer of identity card #3.481.959-9 issued by SSP/PR, enrolled with General Taxpayers’ Registry under #485.322.749-00, with commercial address at Setor Bancário Sul, Quadra 1, Block G, Lote 32, Edifício Sede III, 17th floor, in the City of Brasília, DF;

(v) Mr. NELSON HENRIQUE BARBOSA FILHO, Brazilian citizen, married, economist, bearer of identity card #07.555.659-7 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #009.073.727-08, with commercial address at  Esplanada dos Ministérios, Block P, 4th floor, in the City of Brasília, DF, as Director and, as his respective alternate, Mr. HAYTON JUREMA DA ROCHA, Brazilian citizen, married, bank clerk, bearer of identity card #265722 issued by SJDS/AL, enrolled with General Taxpayers’ Registry under #153.667.404-44, with commercial address at SBS, Quadra 1, Block G, Ed. Sede III, 20th floor, in the City of Brasília, DF;

(vi) Mr. RENATO DA CRUZ GOMES, Brazilian citizen, divorced, engineer, bearer of identity card #2.659.814 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #426.961.277-00, with commercial address at Avenida Graça Aranha, 26, 19th floor, in the City of Rio de Janeiro, RJ, as Director and, as his respective alternate, Mr. LUIZ CARLOS DE FREITAS, Brazilian citizen, married, accountant, bearer of identity card #7.580.603 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #659.575.638-20, with commercial address at  Avenida Paulista, #1.450, 9th floor, in the City of São Paulo, SP;

(vii) Mr. FUMINOBU KAWASHIMA, Japanese citizen, married, economist, bearer of passport #TK1637548, enrolled with General Taxpayers’ Registry under #057.477.947-79, with commercial address at 2-1, Ohtemachi 1-Cchome, Chiyoda-ku, in the City of Tokyo, Japan, as Director and, as his respective alternate, Mr. HAJIME TONOKI, Japanese citizen, married, administrator, bearer of passport #TZ0249558, enrolled with General Taxpayers’ Registry under #628.127.266-87, with commercial address at Praia do Flamengo, #200, 14th floor, Flamengo, in the City of Rio de Janeiro, RJ;

(viii) Mr. OSCAR AUGUSTO DE CAMARGO FILHO, Brazilian citizen, divorced, lawyer, bearer of identity card #1.952.457-2 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #030.754.948-87, with commercial address at Avenida das Américas, #700, Block 6, Conjunto 330, Cittá América, Barra da Tijuca, in the city of Rio de Janeiro, RJ, as Director and, as his respective alternate, Mr. EDUARDO DE OLIVEIRA RODRIGUES FILHO, Brazilian citizen, married, engineer, bearer of identity card #03144859-0 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #442.810.487-15, with commercial address at Avenida das Américas, #700, Block 6, Conjunto 330, Cittá América, Barra da Tijuca, in the City of Rio de Janeiro, RJ;

(ix) Mr. LUCIANO GALVÃO COUTINHO, Brazilian citizen, divorced, economist, bearer of identity card #8.925.795 issued by SSP/SP, enrolled with General Taxpayers’ Registry under #636.831.808-20, with commercial address at Avenida República do Chile, #100, 22th floor, Centro, in the City of Rio de Janeiro, RJ, as Director and, as his respective alternate, Mr. CAIO MARCELO DE MEDEIROS MELO, Brazilian citizen, married, economist, bearer of identity card #1.077.497 issued by SSP/DF, enrolled with General Taxpayers’ Registry under #376.763.691-34, with commercial address at  Avenida República do Chile, #100, 13th floor, Centro, in the City of Rio de Janeiro, RJ;

(x) JOSÉ MAURO METTRAU CARNEIRO DA CUNHA, Brazilian citizen, married, engineer, bearer of identity card #02549734-8 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #299.637.297-20, with commercial address at Praia de Botafogo, #300, room 1.101, Botafogo, in the City of Rio de Janeiro, RJ, as a Director of Vale, remaining vacant his respective alternate position.

The Directors and alternates appointed herein have declared to be free and clear to serve in such positions according to Article 147 of Law No. 6,404/76.

For the purposes outlined in Article 146, Paragraph Second of Law No. 6,404/76, Director Mr. FUMINOBU KAWASHIMA, has nominated and constituted as his attorney-in-fact Mr. ISAO FUNAKI, Japanese citizen, married, bearer of Foreigner Identity card #V301898-L issued by DPF/RJ, enrolled with General Taxpayers’ Registry under #829.540.970-00, resident and domiciled at Rua Almirante Guilheme, #421, Block 2, apto. 303, in the City of Rio de Janeiro, RJ;

6.5.                           the appointment of the following Fiscal Council members was approved for a term of office until the Annual General Shareholders’ Meeting to be held in 2014:

6.5.1.                  Mr. ANTONIO HENRIQUE PINHEIRO SILVEIRA, Brazilian, married, economist, bearer of the identity card #114.703.65-51 issued by SSP/BA, enrolled at the General Taxpayer Registry under #010.394.107-07; with commercial address at Esplanada dos Ministérios, Bloco P, Sala 309, in the City of Brasília, DF; and Mr. PAULO FONTOURA VALLE, Brazilian, single, bachelor in physical education, bearer of the identity card # 712.215 issued by SSP/DF, enrolled at the General Taxpayer Registry under #311.652.571-49, with commercial address at Esplanada dos Ministérios, Ministério da Fazenda, Bloco P, Anexo, Ala A, Ala A, sala 101, in the City of Brasília, DF, as member and respective alternate, as indicated by União Federal and adhesion of the Funds managed by Caixa Econômica Federal, being all dissensions and voting abstentions registered by the Panel;

6.5.2.                  by the majority of the voting shareholders present at the meeting, being registered the dissension vote of the Funds managed by BB Gestão de Recursos DTVM S.A. with respect to the appointment of Mr Aníbal Moreira Santos, and the dissension vote of the Funds managed by Citibank, as well as all further dissensions and voting abstentions registered by the Panel: Mr. ARNALDO JOSÉ VOLLET, Brazilian citizen, married, mathematician, bearer of identity card # 9.208.006-8 issued by DETRAN/RJ, enrolled with General Taxpayers’ Registry under #375.560.618-68, with commercial address at Praia de Botafogo, #501, 4th floor, Botafogo, in the City of Rio de Janeiro, RJ; Mr. MARCELO AMARAL MORAES, Brazilian citizen, married, economist, bearer of identity card #07.178.889-7 issued by IFP/RJ, enrolled with General Taxpayers’ Registry under #929.390.077-72, with commercial address at Avenida Paulista, #1,450, 9th floor, in the City of São Paulo, SP; and Mr. ANÍBAL MOREIRA DOS SANTOS, Brazilian citizen, married, accountant technician, bearer of identity card #010912/O-6 issued by CRC/RJ, enrolled with General Taxpayers’ Registry under #011.504.567-87, resident and domiciled at Rua Getúlio das Neves, #25, apto. 204, in the City of Rio de Janeiro, RJ, as effective members of the Fiscal Council, and Mr. VALERIANO DURVAL GUIMARÃES GOMES, Brazilian citizen, married, economist, bearer of identity card #219380 issued by

CRE/RJ, enrolled with General Taxpayer’s Registry under #313.022.547-15, with commercial address at Rua Senador Dantas, 117, room 405, Centro, in the City of Rio de Janeiro, RJ; and OSWALDO MÁRIO PÊGO DE AMORIM AZEVEDO, Brazilian citizen, married, engineer, bearer of identity card #190.839 issued by Ministério da Marinha, enrolled with General Taxpayers’ Registry under #005.065.327-04, resident and domiciled at Rua Sacopã, #729, apto. 501,  Lagoa, in the City of Rio de Janeiro, RJ, as corresponding alternates for the first two members appointed hereby, remaining vacant the alternate position for Mr. Aníbal Moreira dos Santos;

6.6.                           by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and of the Funds managed by Caixa Econômica Federal, the dissension votes of the shareholders Danilo D’Addio Chammas and Welen Pereira de Melo, who presented a written vote received by the Panel, as well as all further dissensions and voting abstentions registered by the Panel, it was approved the annual global compensation of Vale’s managers for the fiscal year of 2013 in the amount up to R$101.000.000,00 (one hundred and one million Reais) to be distributed by the Board of Directors. Such amount comprises the compensation of Senior Management, Members of the Board of Directors, Advisory Committees and Fiscal Council members;

6.7                              by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and of the Funds managed by Caixa Econômica Federal, the dissension votes of the shareholders Danilo D’Addio Chammas and Welen Pereira de Melo, who presented a written vote received by the Panel, as well as all further dissensions and voting abstentions registered by the Panel, the amounts paid as annual global compensation to the Vale’s managers in the year of 2012, in the amount of R$111,058,463.00 (one hundred and eleven million, fifty eight thousand four hundred and sixty-three reais) be and were hereby ratified; and

6.8.                           by the majority of the voting shareholders present at the meeting, being registered the voting abstention of União Federal and of the Funds managed by Caixa Econômica Federal, the dissension votes of the shareholders Danilo D’Addio Chammas and Welen Pereira de Melo, who presented a written vote received by the Panel, as well as all further dissensions and voting abstentions registered by the Panel, it was established that the monthly compensation for each acting member of the Fiscal Council from May 1st, 2013, until the Ordinary General Shareholders’ Meeting to be held in 2014, shall be of ten per cent of the average compensation paid to each Executive Officer, being benefits, allowances and shares in profits excluded from such figure. Further to the referred compensation, the acting members of the Fiscal Council shall be entitled to reimbursement of traveling and lodging expenses necessary to the performance of their duties. The alternate members will only receive any compensation when replacing their corresponding effective members, due to vacancy, disqualification or absence of the relevant effective member.

07 - NOTICE TO SHAREHOLDERS:

The Chairman informed those present that, pursuant to Paragraph Third of Article 289 of Law No. 6,404/76, the Company will start doing its legal publications in the following vehicles: Valor Econômico, Official Gazette of the State of Rio de Janeiro and Jornal do Commercio.

08 - ADJOURNMENT

After been drafted and approved, these Minutes were signed by the presents.

Rio de Janeiro, April 17th, 2013.

Dan Conrado Chairman	Clovis Torres Secretary

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A.
(Registrant)

	By:	/s/ Roberto Castello Branco
Date: April 17, 2013		Roberto Castello Branco
Director of Investor Relations